Exhibit 99.1

NEWS RELEASE

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta — July 14, 2011 — Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Thursday, July 28, 2011 at 11:00 a.m. MDT (1:00 p.m. EDT) to discuss Talisman’s second quarter 2011 results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its results the morning of July 28 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MDT (12:50 p.m. EDT) 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:

(888) 231-8191 (North America) or

(647) 427-7450 (Local Toronto & International)

A replay of the conference call will be available at approximately 2:00 p.m. MDT (4:00 p.m. EDT) on Thursday, July 28, 2011 until Thursday, August 4, 2011. If you wish to access this replay, please call:

(855) 859-2056 (North America) passcode 83364925 or

(416) 849-0833 (Local Toronto & International) passcode 83364925.

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:

http://event.on24.com/r.htm?e=336296&s=1&k=4D54B99FB16FD488AD4101A93E554B1C

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:		Shareholder and Investor Inquiries:

David Mann, Vice-President, Corporate		Christopher J. LeGallais
& Investor Communications		Vice-President, Investor Relations
Phone:	403-237-1196 Fax: 403-237-1210	Phone:	403-237-1957 Fax: 403-237-1210
Email:	tlm@talisman-energy.com	Email:	tlm@talisman-energy.com